WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
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May 22, 2008

VIA EDGAR ELECTRONIC TRANSMISSION AND FEDEX

Anne Nguyen Parker, Esq.
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	New Generation Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
filed April 30, 2008
File No. 333-148593

Dear Ms. Parker:

On behalf of New Generation Holdings, Inc. (the "Company), and in response to the Staff’s Comment Letter dated May 20, 2008 in connection with the above referenced filing, we hereby submit the following responses, together with the filing of an Amendment to the above referenced filing (the “Amendment”), a marked copy of which is enclosed with this letter indicating the changes therein from the original filing. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Comment 1

The requested inclusion has been inserted in the Amendment.

Comment 2

The disclosure in the Summary Compensation Table of an option award has been removed as its original insertion was in error.

Comment 3

The requested revision has been made in the Amendment.

Comment 4

We note Rule 10b-17 and thank you for calling it to our attention in connection with the process of implementing any reverse stock split.

Comment 5

The requested disclosure and discussion have been included in the Amendment.

Comment 6

The requested description has been included in the Amendment.

Comment 7

The requested disclosures have been included in the Amendment.

* * *

On behalf of the Company, we acknowledge that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer

Alan C. Ederer

cc: Mr. Jacques Mot